UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE TO

(Rule 14d-100)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1)

OR SECTION 13(e)(1) OF THE SECURITIES EXCHANGE ACT OF 1934

DIALOGIC INC.

(Name of Subject Company (Issuer))

DIALOGIC MERGER INC.

DIALOGIC GROUP INC.

(Name of Filing Persons (Offeror))

Common Stock, Par Value $0.001 Per Share

(Title of Class of Securities)

25250T100

(CUSIP Number of Class of Securities)

Bruno-Étienne Duguay

Dialogic Merger Inc.

c/o Novacap TMT IV, L.P.

375 Boul. Roland-Therrien, suite 210

Longueuil, Quebec, Canada J4H 4A6

(450) 651-5000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Persons)

With a copy to:

Jocelyn M. Arel

Jared G. Jensen

Goodwin Procter LLP

53 State Street

Boston, MA 02109

Telephone (617) 570-1000

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$11,189,256.60	$ 1,300.19

*	Estimated for purposes of calculating the amount of the filing fee only. The calculation assumes the purchase of 74,595,044 shares of common stock, par value $0.001 per share, at $0.15 per share.
**	Calculated in accordance with Rule 0-11 of the Exchange Act, and the Fee Rate Advisory No. 1 for fiscal year 2015 issued by the Securities and Exchange Commission on August 29, 2014, by multiplying the transaction valuation by .0001162.

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	N/A	Filing Party:	N/A
Form or Registration No.:	N/A	Date Filed:	N/A

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.
☐	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer).
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer).

This Tender Offer Statement on Schedule TO (this “Schedule TO”) relates to the tender offer by Dialogic Merger Inc., a Delaware corporation (“Purchaser”) and a wholly-owned subsidiary of Dialogic Group Inc., a Canadian corporation (“Parent”), for all of the outstanding common stock, par value $0.001 per share (the “Shares”), of Dialogic Inc., a Delaware corporation (“Dialogic”), at a price of $0.15 per Share net to the seller in cash, without interest, and less any required withholding taxes, if any, upon the terms and conditions set forth in the offer to purchase dated October 24, 2014 (the “Offer to Purchase”), a copy of which is attached as Exhibit (a)(1)(A), and in the related letter of transmittal (the “Letter of Transmittal”), a copy of which is attached as Exhibit (a)(1)(B), which, together with any amendments or supplements, collectively constitute the “Offer.”

All the information set forth in the Offer to Purchase is incorporated by reference herein in response to Items 1 through 9 and Item 11 of this Schedule TO, and is supplemented by the information specifically provided in this Schedule TO.

Item 1.	Summary Term Sheet.

Regulation M-A Item 1001

The information set forth in the Offer to Purchase in the section “Summary Term Sheet” is incorporated herein by reference.

Item 2.	Subject Company Information.

Regulation M-A Item 1002

(a)-(c) Name and Address; Securities; Trading Market and Price. The information set forth in the following sections of the Offer to Purchase is incorporated herein by reference:

•	“Summary Term Sheet”

•	Section 7 (“Price Range of Shares”)

•	Section 8 (“Certain Information Concerning the Company”)

Item 3.	Identity and Background of Filing Person.

Regulation M-A Item 1003

(a)-(c) Name and Address; Business and Background of Entities; and Business and Background of Natural Persons. The information set forth in the following sections of the Offer to Purchase is incorporated herein by reference:

•	“Summary Term Sheet”

•	Section 9 (“Certain Information Concerning Purchaser and Parent”) and Schedule I attached thereto

Item 4.	Terms of the Transaction.

Regulation M-A Item 1004

(a) Material Terms. The information set forth in the Offer to Purchase is incorporated herein by reference.

Item 5.	Past Contacts, Transactions, Negotiations and Agreements.

Regulation M-A Item 1005

(a) Transactions. The information set forth in the following sections of the Offer to Purchase is incorporated herein by reference:

•	“Summary Term Sheet”

•	Section 11 (“Background of the Offer; Contacts with the Company”)

•	Section 12 (“The Merger Agreement; Other Agreements”)

(b) Significant Corporate Events. The information set forth in the following sections of the Offer to Purchase is incorporated herein by reference:

•	“Summary Term Sheet”

•	Section 11 (“Background of the Offer; Contacts with the Company”)

•	Section 12 (“The Merger Agreement; Other Agreements”)

•	Section 13 (“Purpose of the Offer; Plans for the Company”)

Item 6.	Purposes of the Transaction and Plans or Proposals.

Regulation M-A Item 1006

(a) Purposes. The information set forth in the following sections of the Offer to Purchase is incorporated herein by reference:

•	“Summary Term Sheet”

•	Section 13 (“Purpose of the Offer; Plans for the Company”)

(c) (1)-(7) Plans. The information set forth in the following sections of the Offer to Purchase is incorporated herein by reference:

•	“Summary Term Sheet”

•	Section 10 (“Source and Amount of Funds”)

•	Section 11 (“Background of the Offer; Contacts with the Company”)

•	Section 12 (“The Merger Agreement; Other Agreements”)

•	Section 13 (“Purpose of the Offer; Plans for the Company”)

•	Section 14 (“Dividends and Distributions”)

•	Section 15 (“Possible Effects of the Offer on the Market for Shares; Stock Exchange Listing and Exchange Act Registration”)

Item 7.	Source and Amount of Funds or Other Consideration.

Regulation M-A Item 1007

(a) Source of Funds. The information set forth in the following sections of the Offer to Purchase is incorporated herein by reference:

•	“Summary Term Sheet”

•	Section 10 (“Source and Amount of Funds”)

•	Section 11 (“Background of the Offer; Contacts with the Company”)

•	Section 12 (“The Merger Agreement; Other Agreements”)

(b) Conditions. The information set forth in the following sections of the Offer to Purchase is incorporated herein by reference:

•	“Summary Term Sheet”

•	Section 2 (“Certain Conditions of the Offer”)

•	Section 10 (“Source and Amount of Funds”)

•	Section 11 (“Background of the Offer; Contacts with the Company”)

•	Section 12 (“The Merger Agreement; Other Agreements”)

•	Section 13 (“Purpose of the Offer; Plans for the Company”)

(d) Borrowed Funds. The information set forth in the following sections of the Offer to Purchase is incorporated herein by reference:

•	“Summary Term Sheet”

•	Section 2 (“Certain Conditions of the Offer”)

•	Section 10 (“Source and Amount of Funds”)

•	Section 11 (“Background of the Offer; Contacts with the Company”)

•	Section 12 (“The Merger Agreement; Other Agreements”)

The Merger Agreement, dated as of October 10, 2014, among Parent, Purchaser and Dialogic is filed as Exhibit (d)(1) to this Schedule TO and incorporated herein by reference.

Item 8.	Interest in Securities of the Subject Company.

Regulation M-A Item 1008

(a) Securities Ownership. The information set forth in the following sections of the Offer to Purchase is incorporated herein by reference:

•	Section 9 (“Certain Information Concerning Purchaser and Parent”) and Schedule I attached thereto

•	Section 13 (“Purpose of the Offer; Plans for the Company”)

(b) Securities Transactions. None.

Item 9.	Persons/Assets, Retained, Employed, Compensated or Used.

Regulation M-A Item 1009

(a) Solicitations or Recommendations. The information set forth in the following sections of the Offer to Purchase is incorporated herein by reference:

•	“Summary Term Sheet”

•	Section 4 (“Procedures for Accepting the Offer and Tendering Shares”)

•	Section 11 (“Background of the Offer; Contacts with the Company”)

•	Section 18 (“Fees and Expenses”)

Item 10.	Financial Statements.

Regulation M-A Item 1010

(a) Financial Information. Not Applicable.

(b) Pro Forma Information. Not Applicable.

Item 11.	Additional Information.

Regulation M-A Item 1011

(a) Agreements, Regulatory Requirements and Legal Proceedings. The information set forth in the following sections of the Offer to Purchase is incorporated herein by reference:

•	“Summary Term Sheet”

•	Section 11 (“Background of the Offer; Contacts with the Company”)

•	Section 12 (“The Merger Agreement; Other Agreements”)

•	Section 13 (“Purpose of the Offer; Plans for the Company”)

•	Section 15 (“Possible Effects of the Offer on the Market for Shares; Stock Exchange Listing and Exchange Act Registration”)

•	Section 16 (“Certain Legal Matters and Regulatory Approvals”)

(b) Other Material Information. The information set forth in the Offer to Purchase and the Letter of Transmittal is incorporated herein by reference.

Item 12.	Exhibits.

Regulation M-A Item 1016

Exhibit No.	Description

(a)(1)(A)	Offer to Purchase, dated October 24, 2014.

(a)(1)(B)	Form of Letter of Transmittal.

(a)(1)(C)	Form of Notice of Guaranteed Delivery.

(a)(1)(D)	Form of Letter from the Depositary to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(1)(E)	Form of Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(1)(F)	Form of Summary Advertisement as published in The New York Times on October 24, 2014.

(a)(5)(A)	Joint Press Release issued by Dialogic and Novacap TMT IV, L.P. dated October 10, 2014 (incorporated by reference to Exhibit 99.1 to Dialogic’s Current Report on Form 8-K filed with the SEC on October 10, 2014).

(a)(5)(B)	Opinion of Sagent Advisors, LLC, dated October 10, 2014 (incorporated by reference to Annex A to Dialogic’s Schedule 14D-9 filed with the SEC on October 24, 2014).

(b)(1)	Agreement to Exchange, Tender and Sell dated October 10, 2014, by and among Dialogic, Parent, Purchaser, Obsidian, LLC, Tennenbaum Opportunities Partners V, LP., Special Value Opportunities Fund, LLC, Special Value Opportunities Fund, LLC (incorporated by reference to Exhibit 2.2 to Dialogic’s Current Report on Form 8-K filed with the SEC on October 15, 2014).

(d)(1)	Agreement and Plan of Merger, dated October 10, 2014, by and among Dialogic, Parent and Purchaser (incorporated by reference to Exhibit 2.1 to Dialogic’s Current Report on Form 8-K filed with the SEC on October 15, 2014).

(d)(2)	Confidentiality Agreement, dated December 5, 2013, by and between Dialogic and Novacap Technologies III, L.P.

(d)(3)	Form of Tender and Support Agreement, dated October 10, 2014 (incorporated by reference to Exhibit 99.1 to Dialogic’s Current Report on Form 8-K filed with the SEC on October 15, 2014).

(d)(4)	Commitment Letter for $13.0 Million Senior Secured Credit Facility dated October 10, 2014 between Dialogic Corporation and Wells Fargo Foothill Canada ULC (incorporated by reference to Exhibit 99.3 to Dialogic’s Current Report on Form 8-K filed with the SEC on October 15, 2014).

(d)(5)	Twenty-Third Amendment to Credit Agreement dated October 10, 2014, among Dialogic Corporation, Dialogic, Wells Fargo Foothill Canada ULC and the lenders party thereto (incorporated by reference to Exhibit 99.4 to Dialogic’s Current Report on Form 8-K filed with the SEC on October 15, 2014).

Exhibit No.	Description

(e)	None.

(f)	None.

(g)	None.

(h)	None.

Item 13.	Information Required by Schedule 13E-3.

Not applicable.

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: October 24, 2014

DIALOGIC GROUP INC.

By:	/s/ Stéphane Tremblay
Name: Stéphane Tremblay
Title: President

DIALOGIC MERGER INC.

By:	/s/ Stéphane Tremblay
Name: Stéphane Tremblay
Title: President

EXHIBIT INDEX

Exhibit No.	Description

(a)(1)(A)	Offer to Purchase, dated October 24, 2014.

(a)(1)(B)	Form of Letter of Transmittal.

(a)(1)(C)	Form of Notice of Guaranteed Delivery.

(a)(1)(D)	Form of Letter from the Depositary to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(1)(E)	Form of Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(1)(F)	Form of Summary Advertisement as published in The New York Times on October 24, 2014.

(a)(5)(A)	Joint Press Release issued by Dialogic and Novacap TMT IV, L.P. dated October 10, 2014 (incorporated by reference to Exhibit 99.1 to Dialogic’s Current Report on Form 8-K filed with the SEC on October 10, 2014).

(a)(5)(B)	Opinion of Sagent Advisors, LLC, dated October 10, 2014 (incorporated by reference to Annex A to Dialogic’s Schedule 14D-9 filed with the SEC on October 24, 2014).

(b)(1)	Agreement to Exchange, Tender and Sell dated October 10, 2014, by and among Dialogic, Parent, Purchaser, Obsidian, LLC, Tennenbaum Opportunities Partners V, LP., Special Value Opportunities Fund, LLC, Special Value Opportunities Fund, LLC (incorporated by reference to Exhibit 2.2 to Dialogic’s Current Report on Form 8-K filed with the SEC on October 15, 2014).

(d)(1)	Agreement and Plan of Merger, dated October 10, 2014, by and among Dialogic, Parent and Purchaser (incorporated by reference to Exhibit 2.1 to Dialogic’s Current Report on Form 8-K filed with the SEC on October 15, 2014).

(d)(2)	Confidentiality Agreement, dated December 5, 2013, by and between Dialogic and Novacap Technologies III, L.P.

(d)(3)	Form of Tender and Support Agreement, dated October 10, 2014 (incorporated by reference to Exhibit 99.1 to Dialogic’s Current Report on Form 8-K filed with the SEC on October 15, 2014).

(d)(4)	Commitment Letter for $13.0 Million Senior Secured Credit Facility dated October 10, 2014 between Dialogic Corporation and Wells Fargo Foothill Canada ULC (incorporated by reference to Exhibit 99.3 to Dialogic’s Current Report on Form 8-K filed with the SEC on October 15, 2014).

(d)(5)	Twenty-Third Amendment to Credit Agreement dated October 10, 2014, among Dialogic Corporation, Dialogic, Wells Fargo Foothill Canada ULC and the lenders party thereto (incorporated by reference to Exhibit 99.4 to Dialogic’s Current Report on Form 8-K filed with the SEC on October 15, 2014).

(e)	None.

(f)	None.

(g)	None.

(h)	None.